Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252968

PROSPECTUS

RECON TECHNOLOGY, LTD

9,225,338 Ordinary Shares

This prospectus relates to the registration for resale by the selling shareholders listed herein (the “Selling Shareholders”), of up to 9,225,338 ordinary shares (the “Shares”) of Recon Technology, Ltd (the “Company,” “we,” “us” or “our”), par value $0.0925 per share, issued to the Selling Shareholders upon early conversion of principal and interest under the convertible promissory notes, in the aggregate principal amount of $6,485,000 accruing interest at the rate of 12% per annum with a term of six (6) months, issued to the Selling Shareholders on November 25, 2020 (the “Notes”).

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of the Shares by the Selling Shareholders.

The Selling Shareholders may from time to time sell, transfer or otherwise dispose of any or all of the Shares in a number of different ways and at varying prices. See the section entitled “Plan of Distribution” on page 17.

We will pay the expenses incurred in registering the Shares, including legal and accounting fees.

Our ordinary shares are listed on the Nasdaq Capital Market under the symbol “RCON.” On February 9, 2021, the last reported sale price of our ordinary shares on the Nasdaq Capital Market was $2.71 per share. The applicable prospectus supplement will contain information, where applicable, as to other listings, if any, on the Nasdaq Capital Market or other securities exchange of the securities covered by the prospectus supplement.

Investing in our securities involves a high degree of risk. See “Risk Factors” on page 10 of this prospectus and in the documents incorporated by reference in this prospectus, as updated in the applicable prospectus supplement, any related free writing prospectus and other future filings we make with the Securities and Exchange Commission that are incorporated by reference into this prospectus, for a discussion of the factors you should consider carefully before deciding to purchase our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 22, 2021

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ABOUT THIS PROSPECTUS

This prospectus describes the general manner in which the Selling Shareholders may offer from time to time up to an aggregate of 9,225,338 ordinary shares issued to the Selling Shareholders upon early conversion of principal and interest under the Notes. You should rely only on the information contained in this prospectus and the related exhibits, any prospectus supplement or amendment thereto and the documents incorporated by reference, or to which we have referred you, before making your investment decision. Neither we nor the Selling Shareholders have authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus, any prospectus supplement or amendments thereto do not constitute an offer to sell, or a solicitation of an offer to purchase, the Shares offered by this prospectus, any prospectus supplement or amendments thereto in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer or solicitation of an offer in such jurisdiction. You should not assume that the information contained in this prospectus, any prospectus supplement or amendments thereto, as well as information we have previously filed with the U.S. Securities and Exchange Commission (the “SEC”), is accurate as of any date other than the date on the front cover of the applicable document.

If necessary, the specific manner in which the Shares may be offered and sold will be described in a supplement to this prospectus, which supplement may also add, update or change any of the information contained in this prospectus. To the extent there is a conflict between the information contained in this prospectus and the prospectus supplement, you should rely on the information in the prospectus supplement, provided that if any statement in one of these documents is inconsistent with a statement in another document having a later date-for example, a document incorporated by reference in this prospectus or any prospectus supplement-the statement in the document having the later date modifies or supersedes the earlier statement.

Neither the delivery of this prospectus nor any distribution of Shares pursuant to this prospectus shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated by reference into this prospectus or in our affairs since the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since such date.

As permitted by SEC rules and regulations, the registration statement of which this prospectus forms a part includes additional information not contained in this prospectus. You may read the registration statement and the other reports we file with the SEC at its website or at its offices described below under “Where You Can Find More Information.”

Unless the context otherwise requires, all references in this prospectus to “Recon,” “we,” “us,” “our,” “the Company” or similar words refer to Recon Technology, Ltd, together with our subsidiaries.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and our SEC filings that are incorporated by reference into this prospectus contain or incorporate by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical fact are “forward-looking statements,” including any projections of earnings, revenue or other financial items, any statements of the plans, strategies and objectives of management for future operations, any statements concerning proposed new projects or other developments, any statements regarding future economic conditions or performance, any statements of management’s beliefs, goals, strategies, intentions and objectives, and any statements of assumptions underlying any of the foregoing. The words “believe,” “anticipate,” “estimate,” “plan,” “expect,” “intend,” “may,” “could,” “should,” “potential,” “likely,” “projects,” “continue,” “will,” and “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements reflect our current views with respect to future events, are based on assumptions and are subject to risks and uncertainties. We cannot guarantee that we actually will achieve the plans, intentions or expectations expressed in our forward-looking statements and you should not place undue reliance on these statements. There are a number of important factors that could cause our actual results to differ materially from those indicated or implied by forward-looking statements. These important factors include those discussed under the heading “Risk Factors” contained or incorporated by reference in this prospectus and in the applicable prospectus supplement and any free writing prospectus we may authorize for use in connection with a specific offering. These factors and the other cautionary statements made in this prospectus should be read as being applicable to all related forward-looking statements whenever they appear in this prospectus. Except as required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

OUR BUSINESS

Our Company - Overview

We are a provider of hardware, software, and on-site services to companies in the petroleum mining and extraction industry in People’s Republic of China (“PRC” or “China”). We provide services designed to automate and enhance the extraction of petroleum. To this end, we control by contract the PRC companies of BHD and Nanjing Recon (collectively, the “Domestic Companies”).

We believe that one of the most important advancements in China’s petroleum industry has been the automation of significant segments of the exploration and extraction process. The Domestic Companies’ and our automation products and services allow petroleum mining and extraction companies to reduce their labor requirements and improve the productivity of oilfields. The Domestic Companies’ and our solutions allow our customers to locate productive oilfields more easily and accurately, improve control over the extraction process, increase oil yield efficiency in tertiary stage oil recovery, and improve the transportation of crude oil.

Our principal executive offices are located at Room 1902, Building C, King Long International Mansion, No. 9 Fulin Road, Beijing, 100107, People’s Republic of China. Our telephone number at this address is +86 (10)8494-5799. Our ordinary shares are traded on the NASDAQ Capital Market under the symbol “RCON.”

Our Internet website, www.recon.cn, provides a variety of information about our Company. We do not incorporate by reference into this prospectus the information on, or accessible through, our website, and you should not consider it as part of this prospectus. Our annual reports on Form 20-F and current reports on Form 6-K filed with the SEC are available, as soon as practicable after filing, at the investors’ page on our corporate website, or by a direct link to its filings on the SEC’s free website.

History and Development of the Company

The Company was incorporated under the laws of the Cayman Islands on August 21, 2007 by Mr. Yin Shenping, Mr. Chen Guangqiang and Mr. Li Hongqi (the “Founders”) as a company with limited liability. We provide oilfield specialized equipment, automation systems, tools, chemicals and field services to petroleum companies mainly in the People’s Republic of China (the “PRC”). The Company’s wholly owned subsidiary, Recon Technology Co., Limited (“Recon-HK”) was incorporated on September 6, 2007 in Hong Kong. On November 15, 2007, Recon-HK established one wholly owned subsidiary, Jining Recon Technology Ltd. (“Recon-JN”) under the laws of the PRC, which was later dissolved on April 10, 2019 as part of our previously disclosed organizational restructuring. Recon-HK did not own any assets or conduct any operations and was dissolved on May 15, 2020. On November 19, 2010, the Company established another wholly owned subsidiary, Recon Investment Ltd. (“Recon-IN”) under the laws of HK. On January 18, 2014, Recon-IN established one wholly owned subsidiary, Recon Hengda Technology (Beijing) Co., Ltd. (“Recon-BJ”) under the laws of the PRC. Other than the equity interest in Recon-BJ, Recon-IN does not own any assets or conduct any operations.

We conduct our business through the following PRC legal entities that are consolidated as variable interest entities (“VIEs”) and operate in the Chinese oilfield equipment & service industry and energy industry:

1.	Beijing BHD Petroleum Technology Co., Ltd. (“BHD”), and
2.	Nanjing Recon Technology Co., Ltd. (“Nanjing Recon”).

Chinese laws and regulations currently do not prohibit or restrict foreign ownership in petroleum businesses. However, Chinese laws and regulations do prevent direct foreign investment in certain industries. On January 1, 2008, to protect our shareholders from possible future foreign ownership restrictions, the Founders, who also held the controlling interest of BHD and Nanjing Recon, reorganized the corporate and shareholding structure of these entities by entering into certain exclusive agreements with Recon-JN, which entitled Recon-JN to receive a majority of the residual returns. On May 29, 2009 Recon-JN and BHD and Nanjing Recon entered into an operating agreement to provide full guarantee for the performance of such contracts, agreements or transactions entered into by BHD and Nanjing Recon. As a result of the new agreement, Recon-JN absorbed 100% of the expected losses and received 90% of the expected net income of BHD and Nanjing Recon, which resulted in Recon-JN being the primary beneficiary of these Companies.

Recon-JN also entered into Share Pledge Agreements with the Founders, who pledged all their equity interest in these entities to Recon-JN. The Share Pledge Agreements, which were entered into by each Founder, pledged each of the Founders’ equity interest in BHD and Nanjing Recon as a guarantee for the service payment under the Service Agreement.

The Service Agreement entered into on January 1, 2008, between Recon-JN and BHD and Nanjing Recon, obligated Recon-JN to provide technical consulting services to BHD and Nanjing Recon in exchange for 90% of their annual net income as a service fee.

On April 1, 2019, as part of our planned organizational restructuring, Recon-BJ entered into a series of VIE agreements with BHD and Nanjing Recon, respectively, under the same terms and conditions as that of the VIE agreements previously entered into by Recon-JN. As a result, the VIEs were effectively transferred from Recon-JN to Recon-BJ. Accordingly, Recon-BJ bears all the economic risk of losses and receives 90% of the expected profits of BHD and Nanjing Recon, and consequently becomes the primary beneficiary of the VIEs. As part of the plan of reorganization, Recon-JN was dissolved on April 10, 2019. As Recon-JN’s parent company, Recon-HK did not own any assets or conduct any operations, and therefore was dissolved on May 15, 2020.

Based on the VIE agreements, we consolidate BHD and Nanjing Recon as VIEs as required by Accounting Standards Codification (“ASC”) Topic 810, Consolidation because we are the primary beneficiary of the VIEs. Management performs an ongoing reassessment of whether Recon-BJ was the primary beneficiary of BHD and Nanjing Recon.

On August 28, 2000, a founder of the Company purchased a controlling interest in BHD which was organized under the laws of the PRC on June 29, 1999. Through December 15, 2010, the Founders held a 67.5% ownership interest in BHD. From December 16, 2010 to June 30, 2012, Messrs. Yin Shenping and Chen Guangqiang held an 86.24% ownership interest of BHD. From June 30, 2012 to June 30, 2019, Mr. Chen Guangqiang continued to devote his personal patent to BHD and increased his ownership interest of BHD. As of the date of this registration statement, Messrs. Yin Shenping and Chen Guangqiang collectively hold a 91.62% ownership interest of BHD. BHD is combined with the Company through the date of the exclusive agreements, and has been consolidated since January 1, 2008, the date of the agreements based on ASC Topic 810. The Company allocates net income 90% and 100% loss, based upon the control agreements. Profits allocated to the minority interest are the remaining amount (10%).

On July 4, 2003, Nanjing Recon was organized under the laws of the PRC. On August 27, 2007, the Founders of the Company purchased a majority ownership of Nanjing Recon from a related party who was a majority owner of Nanjing Recon. Through December 15, 2010, the Founders held 80% ownership interest in Nanjing Recon. From December 16, 2010 to June 30, 2012, Messrs. Yin Shenping and Chen Guangqiang held 80% ownership interest of Nanjing Recon. Nanjing Recon is combined with the Company through the date of the exclusive agreements, and is consolidated following January 1, 2008, the date of the agreements based on ASC Topic 810. The Company allocates net income 90% and 100% loss, based upon the control agreements. Profits allocated to the non-controlling interest are the remaining amount (10%).

On January 29, 2015, we increased our authorized shares from 25,000,000 to 100,000,000 ordinary shares.

BHD, one VIE, controls following subsidiaries:

1)	On December 17, 2015, Huang Hua BHD Petroleum Equipment Manufacturing Co. LTD (“HH BHD”), a fully owned subsidiary established by BHD was organized under the laws of the PRC, focusing on the production of high efficiency heating furnaces. As of June 30, 2020, BHD had invested a total of ¥4.39 million in HH BHD. BHD owns an interest of 100% of HH BHD.

2)	On May 23, 2017, Gan Su BHD Environmental Technology Co., Ltd (“Gan Su BHD”) was established by BHD and another investor under the laws of the PRC, with registered capital of ¥50 million. It is focusing on oilfield sewage treatment and oily sludge disposal projects. As of June 30, 2020, BHD had invested a total of ¥15.98 million in Gan Su BHD. The paid in capital of Gan Su BHD contributed by all investors was ¥ 20.74 million ($2.93 million) as of June 30, 2020. Based on its revised chapter dated August 11, 2017, BHD owns an interest of 51% of Gan Su BHD.

3)	On October 16, 2017, Qing Hai BHD New Energy Technology Co., Ltd. (“Qinghai BHD”) was established by BHD and a few other investors under the laws of the PRC, with registered capital of ¥50 million. It is focusing on design and production and sales of solar energy heating furnaces. As of June 30, 2020, BHD had invested a total of ¥4.2 million in Qinghai BHD. The paid in capital was ¥4.2 million ($0.59 million) as of June 30, 2020. BHD owns an interest of 55% of Qinghai BHD.

As the energy consumption market opened to private and foreign companies, and online payment technology developed, we began to invest in the downstream of the oil industry. On December 15, 2017, we, through our VIEs, BHD and Nanjing Recon, entered into a subscription agreement with Future Gas Station (Beijing) Technology, Ltd (“FGS”), pursuant to which we acquired an 8% equity interest in FGS. Established in January 2016, FGS is a service company focusing on providing new technical applications and data operations to gas stations and provides solutions to gas stations to improve their operations and their customers’ experience. On August 21, 2018, we entered into an investment agreement and a supplemental agreement (collectively, the “Investment Agreement”) with FGS and the other shareholders of FGS. Pursuant to the Investment Agreement, our ownership interest in FGS shall increase from 8% to 43%, in exchange for our investment in GFS for a total amount of RMB 10 million in cash and the issuance of 2,435,284 restricted ordinary shares to the other shareholders of FGS with certain conditions. On September 24, 2019, the Company agreed to extend the agreement for six more months as negotiated with FGS to ensure the founding team can better meet its obligations under the agreement. On March 17, 2020, the Company, FGS and the other shareholders of FGS signed the third supplemental agreement to extend another 12 months to February 20, 2021 as the number of the gas stations was the only performance goal that was not achieved. As of June 30, 2020, we have invested an aggregate amount of RMB 35,579,586 ($5,032,666) in FGS and issued 487,060 restricted shares (reflecting the effect of one-for-five reverse stock split) in total to other shareholders of FGS, and our ownership interest in FGS has increased to 43%. On February 4, 2021, the Company, FGS and the other shareholders of FGS signed the fourth supplemental agreement to waive the previous requirement on FGS’ performance goal about the number of the gas stations and the related lock-up terms on the restricted shares, in exchange of additional 8% equity ownership of FGS. As a result, the Company owns 51% of FGS.

On December 10, 2019, the Company’s board of directors approved to effect a one-for-five reverse stock split of its ordinary shares (the “Reverse Stock Split”) with the market effective date of December 27, 2019, such that the number of the Company’s ordinary shares is decreased from 100,000,000 to 20,000,000 and the par value of each ordinary share is increased from US$0.0185 to US$0.0925. As a result of the Reverse Stock Split, each five pre-split ordinary shares outstanding were automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholder. As of December 26, 2019 (immediately prior to the effective date), there were 23,049,639 ordinary shares outstanding. The number of ordinary shares outstanding after the Reverse Stock Split was 4,611,720, taking into account of the effect of rounding fractional shares into whole shares.

In January 2020, the World Health Organization declared the COVID-19 outbreak a global health emergency as the coronavirus outbreak continued to spread beyond China. In compliance with the government health emergency rules in place, the Company temporarily closed offices in varies provinces in China and ceased production operations since Chinese New Year. The Company gradually resumed operation and production since March 2020. In the short term, the Company’s business was affected negatively. However, at this stage, the Company doesn’t expect a significant impact on the Company’s operation and financial results in a long run.

On May 21, 2020 and June 26, 2020, the Company and certain institutional investors (the “Purchasers”) entered into securities purchase agreements, pursuant to which the Company sold to such Purchasers an aggregate of 911,112 and 1,680,000 ordinary shares, respectively, in the registered direct offerings and warrants to purchase up to 911,112 and 1,680,000 ordinary shares in concurrent private placements, for gross proceeds of approximately $2.1 million and $2.1 million, respectively, before deducting the placement agent’s fees and other estimated offering expenses.

On June 22, 2020, the Company entered into a memorandum of understanding (the “MOU”) with Beijing Originwater Purification Engineering Technology Co. Ltd (“Originwater Purification Engineering”), a PRC private company focusing on water purification industry in China. Pursuant to the MOU, the Company will explore the purchase of up to 100% of the equity interest or assets of Originwater Purification Engineering from its current shareholders at a price to be agreed upon by the parties. The purchase price will be based on the assessed value of Originwater Purification Engineering as determined by an independent third-party evaluation firm and will be paid in cash and the Company’s restricted ordinary shares.

On November 25, 2020, the Company and the Selling Shareholders entered into a Securities Purchase Agreement (the “Purchase Agreement”) pursuant to which the Company agreed to sell to the Selling Shareholders, and the Selling Shareholders agreed to purchase from the Company, in an unregistered private transaction, Notes with an aggregate principal amount of $6,485,000, convertible into ordinary shares, at a rate of $0.71 per share, upon the terms and subject to the limitations and conditions set forth in such Notes. The Company received gross proceeds of $6,485,000 through December 4, 2020 to December 30, 2020. Pursuant to the conversion notices to convert the Notes in full with the conversion date of January 25, 2021, the Company issued an aggregate of 9,225,338 ordinary shares to the Selling Shareholders.

Business Overview

General

We believe that one of the most important advancements in China’s petroleum industry has been the automation of significant segments of the exploration and extraction process. The Domestic Companies’ and our automation products and services allow petroleum mining and extraction companies to reduce their labor requirements and improve the productivity of oilfields. The Domestic Companies’ and our solutions allow our customers to locate productive oilfields more easily and accurately, improve control over the extraction process, increase oil yield efficiency in tertiary stage oil recovery, and improve the transportation of crude oil.

For the most recent few years, our capacity to provide integrated services has been a significant factor for long-term development. We treat simulation measures around fracturing as our entry point for our integrated service model. To date, we have formed new business modules through our own R&D, investment in service-team building and developed an integrated services solution for stimulation.

Market Background

China is the world’s second-largest consumer of petroleum products, largest importer of petroleum and fourth-largest producer of petroleum. In the last twenty years, China’s demand for oil has more than tripled, while its production of oil has only modestly increased. China became a net importer of petroleum in 1983, and, since then, oil production in China has been focused on meeting the country’s domestic oil consumption requirements. The oil industry in China is dominated by three state-owned holding companies: China National Petroleum Corporation (“CNPC”), China Petroleum and Chemical Corporation (“Sinopec”) and China National Offshore Oil Corporation (“CNOOC”). Foreign companies have also been deeply involved in China’s petroleum industry; however, according to Chinese law, China’s national oil companies still take a majority (or minority) stake in any commercial discovery. As a result, the number of major foreign companies involved in the industry is relatively limited in domestic China.

In the past, China’s petroleum companies mined for petroleum by leveraging the country’s abundance of inexpensive labor, rather than focusing on developing new technologies. For example, a typical, traditional oilfield with an annual capacity of 1,000,000 tons would require between 10,000 and 20,000 laborers. By contrast, when Baker CAC automated oil production products were employed in the mid-1990s to explore and automate Cainan Oilfield, a desert oilfield in Xinjiang, annual capacity for the field reached 1,500,000 tons, with only 400 employees needed to manage the oilfield. After the introduction of Baker CAC’s products into China’s petroleum industry, Chinese companies have also sought to provide automation solutions.

In the primary oil recovery stage, oil pressure in an oil reservoir may be high enough to force oil to the surface. Approximately 20% of oil may be harvested at this stage. The secondary oil recovery stage accounts for another 5% to 15% of oil recovery and involves such efforts as pumps to extract petroleum and the injection of water, natural gas, carbon dioxide or other gasses into the oil reservoir to force oil to the surface. Most oilfields in China have now entered into the tertiary stage of oil recovery, at which oil extraction becomes increasingly difficult and inefficient. Tertiary recovery generally focuses on decreasing oil viscosity to make extraction easier and accounts for between 5% and 15% of oil recovery. Our efforts in tertiary recovery focus on reducing water content in crude oil in order to make extraction more efficient and to improve the overall production of wells through advanced technologies and effective managing tools and approaches.

In the fiscal year 2020, we also received revenue from Iraq through a project with a new client which accounted for approximately 30.5% of our revenue. However, because that client has terminated its project in the middle east where we provided service to them due to the impact of COVID-19, we do not expect we will keep receive any revenue from this client, and therefore Iraq, in the fiscal year 2021.

Products and Services

We have historically provided products and services mainly to oil and gas field companies, which focus on the development and production of oil and natural gas. Our products and services described below correlate to the numbered stages of the oilfield production system graphical expression shown below.

The following list shows our products and services. The first three items are covered by our (1) automation product and software segment and (2) equipment and accessories segment. The last item is covered by our oilfield environmental protection segment.

Equipment for Oil and Gas Production and Transportation

•	High-Efficiency Heating Furnaces (as shown above by process “3”). Crude petroleum contains certain impurities that must be removed before the petroleum can be sold, including water and natural gas. To remove the impurities and to prevent solidification and blockage in transport pipes, companies employ heating furnaces. BHD researched, developed and implemented a new oilfield furnace that is advanced, highly automated, reliable, easily operable, safe and highly heat-efficient (90% efficiency).
•	Burner (as shown above by process “5”). We serve as an agent for the Unigas Burner which is designed and manufactured by UNIGAS, a European burning equipment production company. The burner we provide has the following characteristics: high degree of automation; energy conservation; high turn-down ratio; high security and environmental safety.

Oil and Gas Production Improvement Techniques

•	Packers of Fracturing. This utility model is used concertedly with the security joint, hydraulic anchor, and slide bushing of sand spray in the well. It is used for easy seat sealing and sand-uptake prevention. The utility model reduces desilting volume and prevents sand uptake which makes the deblocking processes easier to realize. The back flushing is sand-stick proof.
•	Production Packer. According to different withdraw points, the production packer separates different oil layers, and protects the oil pipe from sand and permeability, so as to promote the recovery ratio.
•	Sand Prevention in Oil and Water Well. This technique processes additives that are resistant to elevated temperatures into “resin sand” which is transported to the bottom of the well via carrying fluid. The “resin sand” goes through the borehole, piling up and compacting at the borehole and oil vacancy layer. An artificial borehole wall is then formed, functioning as a means of sand prevention. This sand prevention technique has been adapted to more than 100 wells, including heavy oil wells, light oil wells, water wells and gas wells, with a 100% success rate and a 98% effective rate.

•	Water Locating and Plugging Technique. High water cut affects the normal production of oilfields. Previously, there was no sophisticated method for water locating and tubular column plugging in China. The mechanical water locating and tubular column plugging technique we have developed resolves the problem of high water cut wells. This technique conducts a self-sealing-test during multi-stage usage and is reliable to separate different production sets effectively. The water location switch forms a complete process by which the water locating and plugging can be finished in one trip. Our tubular column is adaptable to several oil drilling methods and is available for water locating and plugging in second and third class layers.
•	Fissure Shaper. This is our proprietary product that is used along with a perforating gun to effectively increase perforation depth by between 46% and 80%, shape stratum fissures, improve stratum diversion capability and, as a result, improve our ability to locate oilfields and increase the output of oil wells.
•	Fracture Acidizing. We inject acid to layers under pressure which can form or expand fissures. The treatment process of the acid is defined as fracture acidizing. The technique is mainly adapted to oil and gas wells that are blocked up relatively deeply, or the ones in the low permeable zones.
•	Electronic Broken-down Service. This service resolves block-up and freezing problems by generating heat from the electric resistivity of the drive pipe and utilizing a loop tank composed of an oil pipe and a drive pipe. This technique saves energy and is environmentally friendly. It can increase the production of oilfields that are in the middle and later periods.

 Automation System and Service

•	Pumping Unit Controller. Refers to process “1” above. Functions as a monitor to the pumping unit, and also collects data for load, pressure, voltage, startup and shutdown control.
•	RTU Used to Monitor Natural Gas Wells. Collects gas well pressure data.
•	Wireless Dynamometer and Wireless Pressure Gauge. Refers to process “1” above. These products replace wired technology with cordless displacement sensor technology. They are easy to install and significantly reduce the working load associated with cable laying.
•	Electric Multi-Way Valve for Oilfield Metering Station Flow Control. Refers to process “2” above. This multi-way valve is used before the test separator to replace the existing three valve manifolds. It facilitates the electronic control of the connection of the oil lead pipeline with the separator.
•	Natural Gas Flow Computer System. Flow computer system used in natural gas stations and gas distribution stations to measure flow.
•	Recon SCADA Oilfield Monitor and Data Acquisition System. Recon SCADA is a system which applies to the oil well, measurement station, and the union station for supervision and data collection.
•	EPC Service of Pipeline SCADA System. A service technique for pipeline monitoring and data acquisition after crude oil transmission.
•	EPC Service of Oil and Gas Wells SCADA System. A service technique for monitoring and data acquisition of oil wells and natural gas wells.
•	EPC Service of Oilfield Video Surveillance and Control System. A video surveillance technique for controlling the oil and gas wellhead area and the measurement station area.
•	Technique Service for “Digital Oilfield” Transformation. Includes engineering technique services such as oil and gas SCADA system, video surveillance and control system and communication systems.

Beginning in 2017, we began to provide automation services to other companies in the broader energy industry in China and also to provide the following products and services beyond the oilfield production process:

Waste Water and Oil Treatment Products and Services

•	Oilfield sewage treatment. It is for oilfield waste water treatment solutions, related chemicals and onsite services customized to clients’ requirement. We have also developed our own designed equipment and aim to manufacture in the future.
•	Oily sludge disposal (planned). This planned business line will provide engineering services of oily sludge disposal in Gan Su province.

About This Offering

This prospectus relates to the offer and resale by the Selling Shareholders of an aggregate of 9,225,338 ordinary shares. All of the Shares, when sold, will be sold by the Selling Shareholders. The Selling Shareholders may sell the Shares from time to time at prevailing market prices or at privately negotiated prices.

Ordinary Shares Offered by the Selling Shareholders:	9,225,338 ordinary shares (converted by the Notes and payment of the interest on the Notes in shares)

Ordinary Shares Outstanding at February 9, 2020:	17,920,721(1)

Ordinary Shares Outstanding after Offering:	17,920,721(1)

Use of Proceeds:	We will not receive any proceeds from the sale of the Shares offered by this prospectus by the Selling Shareholders.

Risk Factors:	An investment in the Shares offered under this prospectus is highly speculative and involves substantial risk. Please carefully consider the “Risk Factors” section on page 10 and other information in this prospectus for a discussion of risks. Additional risks and uncertainties not presently known to us or that we currently deem to be immaterial may also impair our business and operations.

Nasdaq Symbol:	RCON

(1)	The number of ordinary shares outstanding prior to and that will be outstanding after this offering excludes (i) an aggregate of 1,287,223 ordinary shares issuable upon exercise of the warrants issued in May and June 2020; and (ii) 241,059 ordinary shares issuable under the Company’s incentive plans.

RISK FACTORS

Before you make a decision to invest in our securities, you should consider carefully the risks described below. If any of the following events actually occur, our business, operating results, prospects or financial condition could be materially and adversely affected. This could cause the trading price of our ordinary shares to decline and you may lose all or part of your investment. The risks described below are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also significantly impair our business operations and could result in a complete loss of your investment.

You should also carefully consider the risk factors set forth under “Risk Factors” described in our most recent annual report on Form 20-F, filed on October 9, 2020, and our most recent prospectus, filed on November 6, 2020 and amended on November 13, 2020, as supplemented and updated by any subsequent prospectus and prospectus supplement that we have filed with the SEC, together with all other information contained or incorporated by reference in this prospectus and any applicable prospectus supplement and in any related free writing prospectus in connection with a specific offering, before making an investment decision. Each of the risk factors could materially and adversely affect our business, operating results, financial condition and prospects, as well as the value of an investment in our securities, and the occurrence of any of these risks might cause you to lose all or part of your investment.

RISKS RELATED TO THIS OFFERING

Future sales of our ordinary shares may cause the prevailing market price of our shares to decrease.

The issuance and sale of additional ordinary shares or securities convertible into or exercisable for ordinary shares could reduce the prevailing market price for our ordinary shares as well as make future sales of equity securities by us less attractive or not feasible. The sale of ordinary shares issued upon the exercise of our outstanding warrants and options could further dilute the holdings of our then existing shareholders.

There has been and may continue to be significant volatility in the volume and price of our ordinary shares on the Nasdaq Capital Market.

The market price of our ordinary shares has been and may continue to be highly volatile. Factors, including changes in the Chinese petroleum and energy industry, changes in the Chinese economy, potential infringement of our intellectual property, competition, concerns about our financial position, operations results, litigation, government regulation, developments or disputes relating to agreements, patents or proprietary rights, may have a significant impact on the market volume and price of our stock. Unusual trading volume in our shares occurs from time to time.

We have not paid and do not intend to pay dividends on our ordinary shares. Investors in this offering may never obtain a return on their investment.

We have not paid dividends on our ordinary since inception, and do not intend to pay any dividends on our ordinary shares in the foreseeable future. We intend to reinvest earnings, if any, in the development and expansion of our business. Accordingly, you will need to rely on sales of your ordinary shares after price appreciation, which may never occur, in order to realize a return on your investment.

CAPITALIZATION

The following table sets forth our capitalization as of June 30, 2020:

●	on an actual basis;

●	on an adjusted basis to give effect to (i) the unregistered private transaction on November 25, 2020, in which the Company signed the Purchase Agreement with the Selling Shareholders, for gross proceeds of $6,485,000, and pursuant to which the Company issued 9,225,338 ordinary shares in January 2021 upon conversion of the Notes in full ; (ii) an aggregate of 1,303,889 ordinary shares issued from December 2020 to January 2021 to certain investors upon exercise of the warrants issued in May and June 2020; (iii) 188,662 ordinary shares issued in January 2021 under the Company’s incentive plans.

	Actual	As Adjusted (unaudited)
	US$	US$
Equity		(Unaudited)
Ordinary shares, par value $0.0925 per share: 20,000,000 shares authorized, 7,202,832 ordinary shares issued and outstanding, actual, 17,920,721 shares issued and outstanding, adjusted (unaudited)	647,441	1,638,846
Additional paid-in capital	39,959,870	47,148,316
Statutory reserves	586,858	586,858
Accumulated deficit	(26,030,358)	(26,030,358)
Accumulated other comprehensive gain	399,694	399,694
Non-controlling interests	1,501,405	1,501,405
Total equity	17,064,910	23,5743,356
Total Liabilities and Equity	27,499,611	35,679,462

The above discussion and table are based on 7,202,832 ordinary shares outstanding as of June 30, 2020 and excludes, as of such date, (i) an aggregate of 1,287,223 ordinary shares issuable upon exercise of the warrants issued in May and June 2020; and (ii) 241,059 ordinary shares issuable under the Company’s incentive plans.

DESCRIPTION OF SHARE CAPITAL

We (Recon Technology, Ltd) are a Cayman Islands exempted company with limited liability duly registered with the Cayman Islands Registrar of Companies. Our affairs are governed by our Second Amended and Restated Memorandum and Articles of Association, the Companies Law (as revised) of the Cayman Islands, which is referred to as the Companies Law below, and the laws of the Cayman Islands. Our corporate purposes are unrestricted and we have the authority to carry out any object not prohibited by any law as provided by Section 7(4) of the Companies Law.

Our authorized share capital consists of 20,000,000 ordinary shares, par value $$0.0925 per share. As of the date of this prospectus, 17,920,721 ordinary shares are issued and outstanding.

Ordinary Shares

Holders of ordinary shares are entitled to cast one vote for each share on all matters submitted to a vote of shareholders, including the election of directors and auditor. The holders of ordinary shares are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor and subject to any preference of any then authorized and issued preferred shares. Such holders do not have any preemptive rights to subscribe for additional shares. All holders of ordinary shares are entitled to share ratably in any assets for distribution to shareholders upon the liquidation, dissolution or winding up of the Company, subject to any preference of any then authorized and issued preferred shares. All outstanding ordinary shares are fully paid and non-assessable.

Limitations on the Right to Own Shares

There are no limitations on the right to own our shares.

Changes in Capital

We may from time to time by ordinary resolution increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe. An ordinary resolution is a resolution that must be approved by holders of a majority of outstanding voting shares to become effective. The new shares shall be subject to the same provisions with reference to the payment of calls, lien, transfer, transmission, forfeiture and otherwise as the shares in the original share capital. We may by ordinary resolution:

●	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;
●	in many circumstances, sub-divide our existing shares, or any of them, into shares of smaller amount provided that in the subdivision the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in the case of the share form which the reduced share is derived; and
●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

We may by ordinary resolution reduce our authorized but unissued share capital.

We may by special resolution and subject to the provisions of Cayman Islands law, carry out a capital reduction. Our Articles of Association provide that a special resolution is also required to reduce any capital redemption reserve fund. A special resolution is a resolution that must be approved by holders of more than two-thirds (2/3) of the outstanding voting shares to become effective, provided, however a company’s Articles of Association may impose a higher threshold. Our Articles of Association require that special resolutions receive at least two-thirds (2/3) approval.

Corporation Governance

●	We have adopted NASDAQ-mandated corporate governance measures, including a board of directors comprised of a majority of independent directors. We have established an Audit Committee, a Nominating Committee and a Compensation Committee, and each committee is comprised solely of independent directors. We have also adopted a Code of Ethics and have taken other steps to ensure proper corporate governance.

●	Under Cayman Islands law, our Directors have a fiduciary duty to the Company. They have to act in good faith in their dealings with or on behalf of our company and exercise their powers and fulfill the duties of their office honestly. These duties have four essential elements: (i) a duty to act in good faith in the best interests of the Company; (ii) a duty not to personally profit from opportunities that arise from the office of director; (iii) a duty to avoid conflicts of interest; and (iv) a duty to exercise the powers of a director for the purpose for which such powers were intended.

●	Cayman Islands law and our Articles of Association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

●	Cayman Islands law and our Articles of Association allow our shareholders holding not less than ten percent (10%) of the paid up voting share capital of the Company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our Articles of Association require us to call such meetings.

●	Under our Articles of Association, directors can be removed with cause or by the vote of holders of a two thirds majority of our shares, cast at a general meeting, or the unanimous written resolution of all shareholders.

●	All material related party transaction must be approved by our board of directors. Such material related party transactions must shall be made or entered into on bona fide terms in the best interests of the Company and not with the effect of constituting a fraud on the minority shareholders.

●	Under the Companies Law of the Cayman Islands and our Articles of Association, our company may be voluntarily dissolved, liquidated or wound up only by the vote of holders of two-thirds of our shares voting at a meeting or by ordinary resolutions at a meeting if the Company is no longer able to pay its debts as they fall due or in each case by the unanimous written resolution of all shareholders. In addition, our company may be wound up by the Grand Court of the Cayman Islands if the Company is unable to pay its debts or if the court is of the opinion that it is just and equitable that our company be wound up.

●

Our Memorandum and Articles of Association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from fraud, willful neglect or default of such directors or officers. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable as a matter of United States law.

●	There are no limitations imposed by our Memorandum and Articles of Association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles of Association governing the ownership threshold above which shareholder ownership must be disclosed.

●	Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records except our Memorandum and Articles of Association. However, we will provide our shareholders with annual audited consolidated financial statements.

Anti-takeover Effects

●	Our board of directors is divided into three (3) classes of directors. The current terms of the directors expire in 2020, 2021 and 2022. Directors of each class are chosen for three-year terms upon the expiration of their current terms, and each year one class of directors is elected by the shareholders. The staggered terms of our directors may reduce the possibility of a tender offer or an attempt at a change in control, even though a tender offer or change in control might be in the best interest of our shareholders.

●	As permitted under Cayman Islands law, our Articles of Association do not provide for cumulative voting.

●	A plan of merger or consolidation must be approved by (i) a shareholder resolution of each constituent company by a special resolution (being a 2/3rd majority).

●	When a take-over offer is made and accepted (within four (4) months) by holders of not less than 90% of the shares affected, the offeror may, within a two (2) month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion. If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights.

●	Under Cayman Islands law and our Articles of Association, if at any time the share capital is divided into more than one class of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may be varied with the consent in writing of the shareholders of 2/3rd (2/3) of the issued shares of that class or with the sanction of a resolution passed by not less than two thirds (2/3) of such holders of the shares of that class.

●	As permitted by Cayman Islands law, our Memorandum and Articles of Association may only be amended with the vote of holders of two-thirds (2/3) of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Stock Option Plan

As of the date of this prospectus, there were outstanding options to purchase 108,920 of ordinary shares issued out of our share option pool.

Listing

Our ordinary shares are listed on the Nasdaq Capital Market under the trading symbol “RCON.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer, LLC located in 18 Lafayette Place, Woodmere, New York 11598 U.S. Our transfer agent’s phone number is +1 (212) 828-8436.

SELLING SHAREHOLDERS

The table below lists the Selling Shareholders and other information regarding the “beneficial ownership” of the ordinary shares by the Selling Shareholders. In accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), “beneficial ownership” includes any ordinary shares as to which the Selling Shareholders have sole or shared voting power or investment power and any ordinary shares that the Selling Shareholders have the right to acquire within sixty (60) days.

Information with respect to beneficial ownership is based on our records, information filed with the SEC or information furnished to us by the Selling Shareholders. Beneficial ownership has been determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power and investment power with respect to those securities.

	Ordinary Shares Beneficially Owned Before this Offering		Ordinary Shares	Ordinary Shares Beneficially Owned After this Offering (2)
Name of Beneficial Owner	Number	Percentage	Offered (1)	Number	Percentage
AU YEUNG YIU CHUNG (3)	925,258	5.2%	925,258	0	-
Huoyuan Chen (4)	1,857,167	10.4%	1,857,167	0	-
CHENG TSAN SANG (5)	924,038	5.2%	924,038	0	-
Zhonglun Lin (6)	1,847,484	10.3%	1,847,484	0	-
Lin Li (7)	1,388,958	7.8%	1,388,958	0	-
Weiqing Lu (8)	811,648	4.5%	811,648	0	-
Jianjun Yang (9)	1,470,785	8.2%	1,470,785	0	-

(1)	Assumes offering of all of the Shares acquired upon conversion of the Notes.
(2)	Assumes sale of all of the Shares acquired upon conversion of the Notes.
(3)	The address is Room 2808, King Kwai House, Shan King Estate, Tuen Mun, New Territories, Hong Kong.
(4)	The address is Room 02A, 13th Floor, Zhong Min Tian Ao Plaza, No. 169 Hu Dong Road, Gulou District, Fuzhou City, Fujian Province, China
(5)	The address is Flat/Rm C 2/F Tower 7 Corinthia By The Sea Tseung Kwan O NT, Hong Kong.
(6)	The address is No. 94, Building 36, Lao Shan Dong Li, Jingshan District, Beijing, China.
(7)	The address is No. 055, Chuang Fu Ling Dui, Jiulong Village, Bobai Town, Bobai County, Guangxi Province, China.
(8)	The address is Room 20-5, No 8 Yuan Wang Gao Ceng, Xihu Street, Rang Hu Lu District, Daqing City, Heilongjiang Province, China.
(9)	The address is Room 3, Unit 2, Building 1, Xin Ao, No. 4 Factory, Petroleum Base Guang Yang District, Lang Fang City, Hebei Province, China.

Material Relationships with Selling Shareholders

We have had the following material relationships with the Selling Shareholders in the last three (3) years:

On November 25, 2020, the Company and the Selling Shareholders entered into the Purchase Agreement pursuant to which the Company agreed to sell to the Selling Shareholders, and the Selling Shareholders agreed to purchase from the Company, in an unregistered private transaction, the Notes with an aggregate principal amount of $6,485,000, convertible into ordinary shares, $0.0925 par value per share of the Company at a rate of $0.71 per share, upon the terms and subject to the limitations and conditions set forth in such Notes.

The Notes bear interest at a rate of 12% per year and have a term of six (6) months. According to the Notes, the Company will repay the Note principal and interest in six (6) equal monthly payments, subject to earlier conversion or repayment. The Selling Shareholders have the right to convert the Notes, and the Company has the right to repay the Notes without penalty, in whole or in part during the term of the Notes. In the event of such early conversion or repayment, the Company has the right to make such payment in shares, cash, or combination of shares and cash, and the amount payable will equal the amount of accrued and outstanding principal and interest on such repaid amount, and the Company will not have any make-whole obligations. The Company has agreed to use its commercial best efforts to obtain the registration of the Shares issuable under the Notes, including interest payments in the event the Company elects to pay such amounts in ordinary shares. Assuming payment of principal and interest entirely in ordinary shares and no early conversion or repayment, the Company would issue up to an aggregate of 9,466,137 ordinary shares in connection with the Notes.

The Selling Shareholders consist of individual accredited investors, one of whom is the husband of the adult daughter of one of the officers and directors of the Company. Such individual is purchasing Notes on identical terms as the other Selling Shareholders.

The Notes were converted in full into the Company’s 9,225,338 ordinary shares with the conversion date of January 25, 2021, upon the conversion notices sent by the Selling Shareholders on January 28, 2021.

USE OF PROCEEDS

The Selling Shareholders will receive all of the proceeds from the sale of the Shares under this prospectus. We will not receive any proceeds from these sales. The Selling Shareholders will pay any agent’s commissions and expenses they incur for brokerage, accounting, tax or legal services or any other expenses that they incur in disposing of the Shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the Shares covered by this prospectus and any prospectus supplement. These may include, without limitation, all registration and filing fees, SEC filing fees and expenses of compliance with state securities or “blue sky” laws.

See “Plan of Distribution” elsewhere in this prospectus for more information.

PLAN OF DISTRIBUTION

The Selling Shareholders and any of their respective pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their securities covered hereby on any trading market, stock exchange or other trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. The Selling Shareholders may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	an exchange distribution in accordance with the rules of the applicable exchange;

●	privately negotiated transactions;

●	settlement of short sales;

●	in transactions through broker-dealers that agree with the Selling Shareholders to sell a specified number of such securities at a stipulated price per security;

●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

●	a combination of any such methods of sale; or

●	any other method permitted pursuant to applicable law.

The Selling Shareholders also may resell all or a portion of the Shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

Broker-dealers engaged by the Selling Shareholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the Selling Shareholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

In connection with the sale of the securities covered hereby, the Selling Shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The Selling Shareholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The Selling Shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The Selling Shareholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. We are requesting that the Selling Shareholders inform us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities. We will pay certain fees and expenses incurred by us incident to the registration of the securities.

If the Selling Shareholders are deemed to be an “underwriter” within the meaning of the Securities Act, then they would be subject to the prospectus delivery requirements of the Securities Act, including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. We are requesting that the Selling Shareholders confirm that there is no underwriter or coordinating broker acting in connection with the proposed sale of the resale securities by the Selling Shareholders.

We intend to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the Selling Shareholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information requirement under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the ordinary shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the Selling Shareholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the Shares by the Selling Shareholders or any other person. We will make copies of this prospectus available to the Selling Shareholders and are informing the Selling Shareholders of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

EXPENSES

The following table sets forth the estimated expenses related to the filing of the registration statement of which this prospectus forms a part, all of which will be paid by us. In addition, we may incur additional expenses in the future in connection with the offering of our securities pursuant to this prospectus. If required, any such additional expenses will be disclosed in a prospectus supplement.

SEC registration fee		$2,385.37
Legal fees and expenses		*
Accounting fees and expenses		*
Miscellaneous		*
Total	$	*

* Estimated expenses are not presently known. The foregoing sets forth the general categories of expenses that we anticipate we will incur in connection with the offering of securities under this registration statement.

LEGAL MATTERS

Kaufman & Canoles, P.C., Richmond, Virginia is acting as counsel to our company regarding U.S. securities law matters. The validity of the securities being offered herein is being passed upon for us by Campbells, Grand Cayman, Cayman Islands. If legal matters in connection with offerings made pursuant to this prospectus are passed upon by counsel to underwriters, dealers or agents, such counsel will be named in the applicable prospectus supplement relating to any such offering.

EXPERTS

The 2020 and 2019 consolidated financial statements of our Company appearing in our annual report on Form 20-F for the year ended June 30, 2020 have been audited by Friedman LLP, an independent registered public accounting firm, as set forth in its report thereon included therein, and incorporated herein by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

FINANCIAL INFORMATION

The financial statements for the years ended June 30, 2020 and 2019 are included in our Annual Report on Form 20-F, which are incorporated by reference into this prospectus.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Any statement contained in a document incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document, which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We hereby incorporate by reference into this prospectus the following documents that we have filed with the SEC under the Exchange Act:

(1)	the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2020, filed with the SEC on October 9, 2020;

(2)	the Company’s Current Reports on Form 6-K, filed with the SEC on November 27, 2020 and February 8, 2021;

(3)	the description of our ordinary shares contained in our registration statement on Form 8-A filed on July 15, 2009 and as it may be further amended from time to time; and

All documents that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (and in the case of a Current Report on Form 6-K, so long as they state that they are incorporated by reference into this prospectus, and other than Current Reports on Form 6-K, or portions thereof, furnished under Form 6-K) (i) after the initial filing date of the registration statement of which this prospectus forms a part and prior to the effectiveness of such registration statement and (ii) after the date of this prospectus and prior to the termination of the offering shall be deemed to be incorporated by reference in this prospectus from the date of filing of the documents, unless we specifically provide otherwise. Information that we file with the SEC will automatically update and may replace information previously filed with the SEC. To the extent that any information contained in any Current Report on Form 6-K or any exhibit thereto, was or is furnished to, rather than filed with the SEC, such information or exhibit is specifically not incorporated by reference.

You may obtain a copy of these filings, without charge, by writing or calling us at:

Recon Technology, Ltd

Room 1902, Building C, King Long International Mansion

No. 9 Fulin Road

Beijing, 100107

People’s Republic of China

+86 (10) 8494-5799

Attn: Investor Relations

You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front page of those documents.

WHERE YOU CAN FIND MORE INFORMATION

For further information with respect to our ordinary shares and us, you should refer to the registration statement, its exhibits and the material incorporated by reference therein. Portions of the exhibits have been omitted as permitted by the rules and regulations of the SEC. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. In each instance, we refer you to the copy of the contracts or other documents filed as an exhibit to the registration statement, and these statements are hereby qualified in their entirety by reference to the contract or document.

Such registration statement may be obtained from the web site that the SEC maintains at http://www.sec.gov. You may also call the SEC at 1-800-SEC-0330 for more information. We file and submit annual and current reports and other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC’s public reference room in Washington, D.C. You can request copies of those documents upon payment of a duplicating fee, by writing to the SEC.

ENFORCEABILITY OF CIVIL LIABILITIES

We are registered under the laws of the Cayman Islands as an exempted company with limited liability. We are registered in the Cayman Islands because of certain benefits associated with being a Cayman Islands exempted company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions and the availability of professional and support services. However, the Cayman Islands has a less developed body of securities laws as compared to the United States and provides protections for investors to a lesser extent. In addition, Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Substantially all of our assets are located outside the United States. In addition, a majority of our directors and officers are nationals and/or residents of countries other than the United States, and all or a substantial portion of such persons’ assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or such persons or to enforce against them or against us, judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state thereof.

We have appointed CT Corporation System (28 Liberty St. New York, NY 10005) as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or under the securities laws of the State of New York.

We have been advised by Campbells, our counsel as to Cayman Islands law, that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of courts of the United States in civil and commercial matters and that a final judgment for the payment of money rendered by any general or state court in the United States based on civil liability, whether or not predicated solely upon the U.S. federal securities laws, is unlikely to be enforceable in the Cayman Islands. We have also been advised by Campbells that a final and conclusive judgment obtained in U.S. federal or state courts under which a sum of money is payable as compensatory damages (i.e., not being a sum claimed by a revenue authority for taxes or other charges of a similar nature by a governmental authority, or in respect of a fine or penalty or multiple or punitive damages) may be the subject of an action on a debt in the court of the Cayman Islands under the common law doctrine of obligation. A Cayman Islands court may impose civil liability on us or our directors or officers in a suit brought in the Cayman Islands against us or these persons with respect to a violation of U.S. federal securities laws, provided that the facts surrounding any violation constitute or give rise to a cause of action under Cayman Islands law.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RECON TECHNOLOGY, LTD

9,225,338 Ordinary Shares

PROSPECTUS

February 22, 2021